UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

Floor 15, Yonghe East Building B

No.28 Andingmen East Avenue

Dongcheng District, Beijing, China

+86-13488886502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Resignation and appointment of Independent Director

Ms. Yu Zhong, an independent director and the chairperson of the nominating and corporate governance committee of the board of directors of Baosheng Media Group Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), notified the Company of her resignation from the board of directors for personal reasons on June 23, 2021, effective June 28, 2021. Ms. Yu Zhong’s resignation from the board of directors was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On June 28, 2021, the board of directors of the Company appointed Mr. Weitao Liang as an independent director of the Company and the chairperson of the nominating and corporate governance committee to fill the vacancy created by Ms. Yu Zhong’s departure. The biographical information of Mr. Weitao Liang is set forth below.

Mr. Weitao Liang has over 14 years of experience in corporate finance and investment banking. Since March 2017, Mr. Liang has served as the head of Global Business Department at China Great Wall Securities Co. Ltd., where he is responsible for forming its Hong Kong subsidiary, undertaking cross-border investment banking and financing business development and supervising a team of global asset management. Since Mr. Liang’s joining China Great Wall Securities Co. Ltd. in July 2012, he consecutively served as Executive Director of Investment Bank Quality Control Department from July 2012 to September 2013, Deputy Managing Director of Investment Bank Quality Control Department from September 2013 to March 2014, Deputy Managing Director of Investment Bank Capital Markets Department from March 2014 to March 2015, head of The National Equities Exchange and Quotations (NEEQ) listing business from March 2015 to March 2017. Prior to that, he consecutively worked in the Investment Banking Department of China Merchants Securities Co. Ltd. from June 2007 to September 2008, Investment Banking Strategic Clients Department of China Merchants Securities Co. Ltd., an investment banking company, from September 2008 to August 2010 and NEEQ Department of China Merchants Securities Co. Ltd. from August 2010 to June 2012. In addition, since September 2019, Mr. Liang has served as the financial advisor of Hainan Hotpot Media Blockchain Science & Tech Co., Ltd., where he provides financing and investment advice. He also served as the M&A advisor of Legend Blockchain & Mining Group Co., Ltd. since November 2019, where he involved in providing solution. Mr. Liang has also served as an independent director at Dunxin Financial Holdings Limited (NYSE: DXF) since April 2021. Mr. Liang received a bachelor’s degree in mathematics from Tongji University in 2004, a master’s degree in operations research from Zhejiang University in 2006 and a master’s degree in engineering management from City University of Hong Kong in 2007.

Mr. Weitao Liang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On July 2, 2021, Mr. Zuohao Hu, an independent director and the chairperson of the compensation committee of the board of directors of the Company, notified the Company of his resignation from the board of directors for personal reasons, effective July 5, 2021. Mr. Zuohao Hu’s resignation from the board of directors was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. Following Mr. Zuohao Hu’s resignation, the Company expects to nominate a replacement director to the board of directors and elect a new chairperson for its compensation committee of the board of directors, in accordance with the terms of its compensation committee charter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: July 2, 2021	By:	/s/ Wenxiu Zhong
	Name:	Wenxiu Zhong
	Title:	Chief Executive Officer